SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 12, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                         No           X
                           ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

FOR IMMEDIATE RELEASE

           CNOOC Limited Earned Baa1 (positive) Rating from Moody's

(Hong Kong, December 12th, 2002) - CNOOC Limited (the "Company", SEHK: 883;
NYSE: CEO) is pleased to announce that Moody's Investors Service (Moody's) today upgraded the issuer rating of the Company and the foreign currency long-term debt rating of its guaranteed subsidiary, CNOOC Finance (2002) Ltd, to Baa1 from Baa2. Moody's also upgraded the issuer rating of the Company's parent--China National Offshore Oil Corporation (CNOOC) from Baa2 to Baa1. The outlook on the ratings is positive. Moody's states in its press release that positive rating pressure could evolve if the sovereign's (People's Republic of China) rating is upgraded and the group's financial profile and strategies remain strong and consistent.

Baa1 (positive) is the highest rating for a Chinese corporation ever obtained from Moody's. CNOOC is the only Chinese corporation that obtained Baa1 (positive) rating from Moody's.

Dr. Mark Qiu, CFO and Senior Vice President of CNOOC Limited, commented, "Moody's upgrade is an honor within our expectation. The unique Baa1 (positive) rating obtained by the Company places CNOOC's credit quality in the league of its own, in recognition of its unique global nature of business profile. This unique rating will reduce the Company's funding costs and bring the Company's cost of capital close to its risk profile."

End

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:
Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441

E-mail: xiaozw@cnooc.com.cn

Ms Anne Lui/ Ms. Zelda Yung/Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8028/3141-8063
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         Zelda.yung@knprhk.com
         maggie.chan@knprhk.com

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Cao Yunshi
                                    -----------------------------
                                    Name:   Cao Yunshi
                                    Title:  Company Secretary

Dated: December 12, 2002